EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 26, 2010 relating to the consolidated financial statements of Terra Nova Royalty Corporation (formerly KHD Humboldt Wedag International Ltd.) or “the Company” (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada — United States of America Reporting Difference relating to changes in accounting principles) and the effectiveness of the Company’s internal control over financial reporting appearing in the Annual Report on Form 20-F of the Company for the year ended December 31, 2009.
“Deloitte & Touche LLP”
Independent Registered Chartered Accountants
Vancouver, Canada
December 6, 2010